

Coloplast

Information to the Copenhagen Stock Exchange no. 3/2005
Humlebæk, 18 May 2005





Interim Financial Report, 2004/05

(1 October 2004 – 31 March 2005)

- **During the first six months, sales grew by 7% in local currencies, 6% in Danish kroner, as the second quarter saw the expected positive development of revenue and profit**
- **The profit margin was 14% and operating profit came to DKK 430m**
- **Inventories were reduced by DKK 106m**
- **Free cash flow was DKK 366m compared with a negative balance of DKK 115m last year**
- **Sales of ostomy products increased by 12%, making this business area the strongest performer**
- **Expectations for the full year 2004/05 remain an organic revenue growth of 8-9% and a profit margin of 15-16%**

Key figures mDKK (unaudited)	**Actual 2004/05 6 months**	**Actual 2003/04 6 months**	**Indexed on H1 2003/04**	**Actual 2003/04 full year**
Revenue	3.099	2.924	106	6.069
Operating profit (EBIT)	430	477	90	988
Seperate items	-17	0		0
Net financial income and expenses	-52	-48	108	-89
Profit before tax	361	429	84	899
Tax on profit for the period	-119	-152	78	-317
Net profit for the period	242	277	87	582
Minority interests	-2	-2	100	-5
Coloplast's share of profit for the year	240	275	87	577
Profit margin, EBIT, %	14	16		16
Earnings per share of 5 DKK, EPS, DKK	5	6		12
Return on equity, %	20	27		27
Return on average invested capital (ROAIC), %	15	17		17
PE, price/earnings ratio	30	25		24
Equity interest, %	43	39		42
Total assets	5.644	5.404		5.643
Investments in tangible assets	208	173		548
Investments in intangible assets	27	79		106
Adjustments of tangible assets under construction	8	78		-4

Appended are income statement, balance sheet, cash flow statement, statement of changes in equity, notes and 5 years' key figures and ratios.

8% in local currencies on the first six months of 2003/04. The segment includes sales of products from other manufacturers through the home care business.

Ostomy
Sales of ostomy products increased by 12% in local currencies, making this business area the strongest performer.

Open bags with **Hide-away** closure and bags with convex adhesive were the key sales growth drivers. The **Easiflex** range saw strong growth, accounting for an increasing share of ostomy turnover. Also sales of urostomy bags saw good growth. The support garment for ostomists with hernia problems, **Corsinel**, has been very well received in Denmark and Australia, where the product was launched in the second quarter. **Corsinel** is also available in the British and Spanish markets and will be launched in several other countries in the coming quarters.

In Europe, Coloplast's market share continues to grow, also in the German market, where all manufacturers are affected by the healthcare reform. To counter increasing competition in the home care market, Coloplast's German home care business, HSC, is going through a restructuring process aiming to strenghten the effort and improve efficiency. This proces has resulted in a common service centre for the HSC companies and changes to the administrative systems. Some sales people have, during this process, chosen to leave HSC to start competing business. This may negatively affect the HSC result for the last six months.

Continence Care
Sales of continence care products increased by 9% in local currencies compared with the year before. There was good growth in most European markets, and sales of intermittent catheters grew by more than 15%. Catheter sales accounted for more than half of continence care sales. Sales of urine bags increased by approx. 5%, while sales of

Our **SpeediCath** Compact catheter for women was launched in 2003/04. Sales of this catheter exceeded expectations in the first six months.

The SBU segment
Revenue for the business units Wound Care, Skin Health and Breast Care came to a total of DKK 724m, corresponding to a 5% growth in local currencies.

Wound Care
Sales of wound care products increased by 8% in local currencies. The performance was driven by good sales growth for the **Contreet**, **Alione** and **Biatain** products. More than 10% of wound care sales are now generated by the range of antibacterial silver foam dressings. These products were launched in February in the important French wound care market, where they were well received. In the markets in Great Britain and Germany the silver dressings made strong headway, too.

Skin Health
Skin health products increased by 7% in local currencies. The skin health business unit is also responsible for sales of wound care products in the USA. Both product areas grew. In the second quarter, the distributors reduced their inventories after extra purchases in anticipation of a price increase announced to take effect from early January. During the quarter sales returned to normal levels.

Breast Care
Sales of breast care products decreased by 1% in local currencies. We believe that the sales development has now stabilised since sales grew in spite of the decline in the US market. Also several European markets showed progress. In Europe, sales were affected by lower sales in Germany, Coloplast's biggest single market in Europe. This development reflects replacement by many customers of old breast forms last year before co-payment was introduced for the products. However, sales normalised also in the Ger-

Coloplast

Coloplast Group

INCOME STATEMENT (unaudited)

1 October 2004 - 31 March 2005

NOTE		Group MDKK 2004/05 6 months	Group MDKK 2003/04 6 months	Index	Group MDKK 2004/05 Q2	Group MDKK 2003/04 Q2
1	Revenue	3,099	2,924	106	1,534	1,408
	Cost of sales	-1,274	-1,121	114	-597	-533
	Gross profit	**1,825**	**1,803**	**101**	**937**	**875**
	Distribution, sales and marketing costs	-947	-864	110	-465	-419
	Administrative expenses	-352	-352	100	-173	-174
	Research and development costs	-106	-106	100	-50	-58
	Other operating income	15	11	136	2	2
	Other operating expenses	-5	-15	33	-3	-3
1	**Operating profit**	**430**	**477**	**90**	**248**	**223**
	Seperate items	-17	0		-17	0
2	Financial income	19	27	70	51	13
3	Financial expenses	-71	-75	95	-73	-35
	Profit before tax	**361**	**429**	**84**	**209**	**201**
	Tax on profit for the period	-119	-152	78	-66	-77
	Net profit for the period	**242**	**277**	**87**	**143**	**124**
4	Minority interests	-2	-2	100	-1	2
	Coloplast´s share of profit for the period	**240**	**275**	**87**	**142**	**126**
	Earnings per Share (EPS)	5	6		3	3

Coloplast

Coloplast Group

BALANCE SHEET (unaudited)
At 31 March 2005

NOTE		Group mDKK		
		At 31 Mar 05	At 31 Sep 04	At 31 Mar 04
	Assets			
	Acquired patents and trademarks	12	13	6
	Goodwill	298	298	302
	Software	119	83	78
	Prepayment for intangible assets and intangible assets in progress	7	31	26
	Intangible assets	**436**	**425**	**412**
	Land and buildings	1,133	1,191	1,036
	Plant and machinery	437	397	336
	Other fixtures and fittings, tools and equipment	227	214	229
	Property, plant and equipment in progress and prepayments for property, plant and equipment	292	284	370
	Property, plant and equipment	**2,089**	**2,086**	**1,971**
	Investment in associates	2	2	2
	Other investments	6	0	0
	Deferred tax asset	96	102	134
	Investments	**104**	**104**	**136**
	Fixed assets	**2,629**	**2,615**	**2,519**
	Inventories	**816**	**922**	**1,025**
	Trade receivables	1,127	1,195	1,127
	Receivables from associates	7	6	7
	Other receivables	103	116	153
	Prepayments	48	47	47
	Receivables	**1,285**	**1,364**	**1,334**
	Marketable and securities	**97**	**2**	**82**
	Cash and bank balances	**817**	**740**	**444**
	Current assets	**3,015**	**3,028**	**2,885**
	Assets	**5,644**	**5,643**	**5,404**

Coloplast

Coloplast Group

BALANCE SHEET (unaudited)

At 31 March 2005

NOTE		Group mDKK At 31 Mar 05	At 31 Sep 04	At 31 Mar 04
	Liabilities			
	Contributed capital	240	240	240
	Fair value reserve	-87	-39	-39
	Proposed dividend for the year	0	140	0
	Retained earnings	2,255	2,016	1,883
	Equity	**2,408**	**2,357**	**2,084**
4	**Minority interests**	**3**	**5**	**2**
	Provision for pensions and similar liabilities	79	83	91
	Provision for deferred tax	31	29	9
	Other provisions	10	28	28
	Provisions	**120**	**140**	**128**
	Mortgage debt	522	529	534
	Other credit institutions	1,202	1,287	1,362
	Deferred income	255	203	183
	Long-term liabilities	**1,979**	**2,019**	**2,079**
	Mortgage debt	5	6	6
	Other credit institutions	174	181	212
	Trade payables	245	298	275
	Income taxes	34	61	21
	Other payables	546	508	523
	Deferred income	130	68	74
	Short-term liabilities	**1,134**	**1,122**	**1,111**
	Short-term and long-term liabilities	**3,113**	**3,141**	**3,190**
	Liabilities	**5,644**	**5,643**	**5,404**

5 Contingent items

Coloplast

Coloplast Group

CASH FLOW STATEMENT (unaudited)
1 October 2004 - 31 March 2005

NOTE		Group MDKK 2004/05 6 months	2003/04 6 months
	Operating profit	440	477
A	Adjustment for non-cash operating items	143	157
B	Changes in working capital	163	-123
	Separate items	-17	0
	Ingoing interest payments, etc.	14	11
	Outgoing interest payments, etc.	-71	-75
	Company tax paid	-121	-234
	Cash flow from operations	**551**	**213**
	Investments in intangible assets	-27	-79
	Investments in land and buildings	-32	-54
	Investments in plant and machinery	-176	-119
	Adjustments of tangible assets under construction	-8	-78
	Fixed assets sold	64	2
	Acquisition of business	-6	0
	Cash flow from investments	**-185**	**-328**
	Free cash flow	**366**	**-115**
	Dividend to shareholders	-140	-117
	Dividend to minority interests	-4	-13
	Investment in own shares	0	-55
	Financing from shareholders	**-144**	**-185**
	Financing through long-term loans	-41	37
	Cash flow from financing	**-185**	**-148**
	Net cash flow for the period	**181**	**-263**
	Liquidity at 1 October 2004	555	573
	Adjustment, exchange rate	-1	-2
	Change in liquidity for the period	181	-263
	Liquidity at 31 March 2005	**735**	**308**
	Liquidity includes:		
	Marketable securities	97	82
	Cash	5	2
	Bank balances	812	442
		914	526
	Utilised credit facilities, short term	-179	-218
		735	**308**

The consolidated cash flow statement cannot be extracted directly from the published financial statements.

	2004/05	2003/04
A Adjustment for non-cash operating items		
Depreciation	165	143
Change in provisions	-22	14
	143	**157**
B Changes in working capital		
Inventories	101	-148
Trade receivables	64	8
Other receivables	12	-13
Trade and other payables	-14	30
	163	**-123**

Coloplast

STATEMENT OF CHANGES IN EQUITY (unaudited)

Parent mDKK	Contributed capital A-shares	Contributed capital B-shares	Reserve for equity value	Reserve for fair value	Proposed dividend	Retained earnings	Equity Total
1.10.2003 - 31.3.2004							
Balance at 1.10.2003							
As reported in annual report	18	222	456	-30	117	1,213	1,996
Effect of changes in accounting policies			6				6
Restated value at 1.10.2003	18	222	462	-30	117	1,213	2,002
Hedging against interest risks				-13			-13
Effect of hedging on deferred tax				4			4
Hedging against exchange-rate risks							
Effect of hedging on deferred tax							
Net gain/loss not recognised in income statement	0	0	0	-9	0	0	-9
Dividend paid out for 2002/03					-117		-117
Tax value of loss on employee shares							
Profit for the period						275	275
Own shares purchased and exchange loss on exercised options						-59	-59
Own shares sold						4	4
Dividend on own shares							0
Foreign currency translation adjustment relating to subsidiaries						-12	-12
Balance at 31.3.2004	**18**	**222**	**462**	**-39**	**0**	**1,421**	**2,084**
1.10.2004 - 31.3.2005							
Balance at 1.10.2004							
As reported in annual report	18	222	512	-39	140	1,504	2,357
Effect of changes in accounting policies							0
Restated value at 1.10.2004	18	222	512	-39	140	1,504	2,357
Hedging against interest risks				-64			-64
Effect of hedging on deferred tax				19			19
Hedging against exchange-rate risks				-4			-4
Effect of hedging on deferred tax				1			1
Net gain/loss not recognised in income statement	0	0	0	-48	0	0	-48
Dividend paid out for 2003/04					-140		-140
Tax value of loss on employee shares							0
Profit for the period						240	240
Own shares purchased and exchange loss on exercised options						-4	-4
Own shares sold						4	4
Dividend on own shares							0
Foreign currency translation adjustment relating to subsidiaries						-1	-1
Balance at 31.3.2005	**18**	**222**	**512**	**-87**	**0**	**1,743**	**2,408**

Coloplast

NOTES (unaudited)

1. Segment information

Primary segment - business activities Group 2004/05						
	Chronic Care		**SBU segment**		**Total**	
mDKK	*2004/05*	*2003/04*	*2004/05*	*2003/04*	*2004/05*	*2003/04*
Revenue, outside segment 1 October 2004 - 31 March 2005	2,375	2,220	724	704	3,099	2,924
Operating profit for segment, 1 October 2004 - 31 March 2005	376	441	54	36	430	477

	Group	
	MDKK	
	2004/05	*2003/04*
2. Financial income		
Interest income	11	11
Exchange-rate adjustments	8	16
Total	**19**	**27**
3. Financial expenses		
Interest expense	64	60
Fair-value adjustments transferred from equity	4	13
Other financial expenses	3	2
Total	**71**	**75**
4. Minority interests		
Minority interests at 1.10.2004	5	14
Acquisitions	0	-1
Share of net profit from subsidiaries	2	2
Dividend paid	-4	-13
Minority interests at 31.3.2005	**3**	**2**

5. Contingent items

Contingent liabilities

At 31 March 2005 the parent company had guaranteed loans raised by Group enterprises and associates of mDKK 426 (2003/04 mDKK 431).

Minor lawsuits are pending against the Group. These are not expected to influence the company's future earnings.

Coloplast

Coloplast Group

KEY FIGURES AND RATIOS (unaudited)

1 October 2004 - 31 March 2005

	Group		Group
	mDKK		*mDKK*
	2004/05 6 months	*2003/04 6 months*	*2003/04 Year*
Income statement			
Revenue	3,099	2,924	6,069
Research & development costs	106	106	203
Operating profit before amortisation and depreciation (EBITDA)	595	620	1,295
Operating profit (EBIT)	430	477	988
Net financial income and expenses	-52	-48	-89
Profit before tax	361	429	899
Coloplast's share of profit for the year	240	275	577
Revenue growth			
Annual growth in revenue, %	6	9	8
Increase consists of:			
Organic growth, %	7	12	10
Currency effect, %	-1	-3	-2
Acquired business, %	0	0	0
Divested business, %	0	0	0
Balance sheet			
Total assets	5,644	5,404	5,643
Invested capital	5,667	5,869	5,838
Net interest-bearing debt	1,249	1,773	1,465
Equity	2,408	2,084	2,357
Cash flow and investments			
Cash flow from operations	551	213	845
Cash flow from investments	-185	-328	-621
Acquisition of tangible assets, gross	208	173	544
Cash flow from financing	-185	-148	-239
Free cash flow	366	-115	224
Key figures			
Profit margin, EBIT, %	14	16	16
Return on average invested capital (ROAIC), %	15	17	17
Return on equity, %	20	27	27
Ratio of net debt to EBITDA	105	143	113
Interest cover	11	12	13
Equity interest, %	43	39	42
Rate of debt to enterprise value, %	8	12	10
Book value per share, DKK	50	43	49
Share data			
Share price	297	282	291
Share price/Book value per share	6	7	6
PE, price/earnings ratio	30	25	24
Dividend per share, DKK	-	-	6.00
Pay-out ratio, %	-	-	24
Earnings per share, EPS, DKK	5	6	12
Free cash flow per share	8	-2	5